SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

American Italian Pasta Company
(Name of Subject Company (issuer))

Ralcorp Holdings, Inc.
Excelsior Acquisition Co.
(Names of Filing Persons (offeror))
Class A Convertible Common Stock, par value $0.001 per share
(Title of Class of Securities)
027070101
(CUSIP Number of Class of Securities)
Gregory A. Billhartz, Esq.
Corporate Vice President, General Counsel and Secretary
Ralcorp Holdings, Inc.
800 Market Street, Suite 2900
St. Louis, MO 63101
(314) 877-7000
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:
William F. Seabaugh, Esq.
R. Randall Wang, Esq.
Bryan Cave LLP
211 N. Broadway
One Metropolitan Square, Suite 3600
St. Louis, Missouri 63102
Tel: (314) 259-2000
Fax: (314) 259-2020
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
Not Applicable	Not Applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXHIBIT INDEX

Exhibit No.	Document

99.1	Transcript of a conference call held by Ralcorp Holdings, Inc. on June 21, 2010 to discuss, among other things, the acquisition of American Italian Pasta Company by Ralcorp Holdings, Inc.

2